September 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovex International, Inc.

Registration Statement on Form S-3

Filed September 17, 2024

Registration No. 333-282178

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Tuesday, October 1, 2024, at 4:25 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Innovex International, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Bryan D. Flannery of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at (713) 250-3579, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

United States Securities and Exchange Commission

September 27, 2024

Sincerely yours,

Innovex International, Inc.

/s/ Matt Steinheider
Matt Steinheider General Counsel

cc:	Adam Anderson, Chief Executive Officer, Innovex International, Inc.

W. Robert Shearer, Akin Gump Strauss Hauer & Feld LLP

Bryan D. Flannery, Akin Gump Strauss Hauer & Feld LLP